Filed Pursuant to Rule 424(b)(3)

Registration No. 333-227152

Prospectus Supplement Dated August 28, 2019

(To Prospectus Dated August 31, 2018)

FIRST KEYSTONE CORPORATION

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DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

600,000 Shares of Common Stock

par value $2.00 per share

This is a prospectus supplement to the Prospectus dated August 31, 2018 (the “Prospectus”) which relates to the First Keystone Corporation Dividend Reinvestment and Stock Purchase Plan (the “Plan”). Some of the provisions of the Plan have been amended effective as of August 28, 2019. The amended provisions are set forth below. All other provisions of the Plan remain unchanged, as set forth in the Prospectus.

This prospectus supplement and the Prospectus may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, Plan participants and shareholders may obtain copies of the Prospectus and any supplements to the Prospectus, including this supplement, free of charge, from First Keystone Corporation (the “Corporation” or “First Keystone”) at First Keystone Community Bank’s website at www.fkc.com under the tab “Investor Relations.” Alternatively, copies of the Prospectus and any supplements to the Prospectus, including this supplement, may be obtained, free of charge, from the Corporation upon written request to First Keystone Corporation, Attn: Shareholder Services, 111 West Front Street, P.O. Box 289, Berwick, PA 18603-0289, or by calling (570) 752-3671. The information available through the Corporation’s website is not and shall not be deemed part of this document or incorporated by reference into other filings the Corporation makes with the SEC.

Change of Administrator

The Corporation has appointed American Stock Transfer & Trust Company, LLC (“AST”) as its new Transfer Agent, Registrar, and Administrator of the Plan (the “plan administrator”). As a result, all references in the Prospectus to Computershare Trust Company, N.A. as the plan administrator are changed to AST.

In addition, as a consequence of the change in plan administrator, certain provisions, information, and features of the Plan have changed. Therefore, the following questions and answers as set forth in the Plan are hereby revised and replaced in their entirety to read as follows:

3.	Who administers the plan?

American Stock Transfer & Trust Company, LLC, our stock transfer agent (hereinafter referred to as the “plan administrator”), administers the plan for participants by maintaining records, sending account statements to participants and performing other duties relating to the plan. Shares of common stock purchased under the plan are registered in the name of the plan administrator’s nominee and are credited to the accounts of the participants in the plan. The plan administrator acts in the capacity as agent for participants in the plan. First Keystone may replace the plan administrator at any time within its sole discretion. If you have questions regarding the plan, you may contact the plan administrator through any of the following manners:

•	Internet. You can enroll in the plan, obtain information, and perform certain transactions on your plan account online via AST’s website at www.astfinancial.com.

•	Telephone. You can contact shareholder customer service toll-free within the United States and Canada at (800) 937-5449 or (718) 921-8124.

•	Writing. You can contact the plan advisor in writing through the following addresses:

Regular Mail:	Overnight Mail:
American Stock Transfer & Trust Company, LLC P.O. Box 922 Wall Street Station New York NY 10269-0560	American Stock Transfer & Trust Company, LLC 6201 15th Avenue Brooklyn NY 11219

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5.	How do I become a participant?

You may elect to become a plan participant at any time by completing an enrollment form and mailing it to:

Regular Mail:	Overnight Mail:
American Stock Transfer & Trust Company, LLC P.O. Box 922 Wall Street Station New York NY 10269-0560	American Stock Transfer & Trust Company, LLC 6201 15th Avenue Brooklyn NY 11219

You may obtain additional enrollment forms by writing to the plan administrator or calling (800) 937-5449 or (718) 921-8124. You may also obtain enrollment forms or enroll through the plan administrator’s website www.astfinancial.com.

The plan administrator must receive a properly completed enrollment form before a dividend record date in order for those cash dividends to be reinvested under the plan.

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You must make one of the following elections on the enrollment form:

•	Full Dividend Reinvestment: We will automatically reinvest all cash dividends that you receive; or

•	Partial Dividend Reinvestment: You may choose to have only a part of your total number of shares enrolled in the plan, but you must have at least 25 shares enrolled in the plan. If you elect partial reinvestment, you must indicate on the enrollment form the number of shares you wish to enroll in the plan. First Keystone will continue to make cash payments of dividends to you on the number of shares not enrolled in the plan, and will reinvest the cash dividend payments on shares enrolled in the plan.

By completing the enrollment form, you are appointing the plan administrator as agent to reinvest cash dividends on the shares enrolled under the plan and to purchase additional shares with your optional voluntary cash payments. We will register your plan shares in the name of the plan or its nominee and credit them to your account in the plan.

Shareholders are not charged a fee for enrollment in the plan. However, withdrawal from the plan is subject to an administrative fee. See Question No. 14 below.

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14.	What fees and charges will I have to pay in connection with purchases or other services under the plan?

Each one-time online debit to purchase shares will entail a transaction fee of $5.00, which will be deducted from the investment amount. (See Question 17)

Each automatic monthly recurring debit will entail a transaction fee of $5.00, which will be deducted from the investment amount. (See Question 17)

Each sale will entail a transaction fee of $15.00 and a processing fee of $0.12 per share sold, which will be deducted from the sale proceeds. (See Question 27)

An insufficient funds fee of $35.00 will be charged for any returned check or failed electronic payment. (See Question 17)

All processing fees include any brokerage commissions the plan administrator is required to pay. Any fractional share will be rounded up to a whole share for purposes of calculating the per share fee.

First Keystone will bear the cost of all other fees on purchases under the plan.

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17.	How does the voluntary cash purchase option work?

Optional cash payments may be made by sending a personal check, drawn from a U.S. Bank in U.S. Currency payable to American Stock Transfer & Trust Company, LLC. The plan administrator will not accept cash, traveler’s checks, money orders or third-party checks.

The plan administrator will apply any voluntary cash payments received within the permissible time period to the purchase of shares of common stock on the next Investment Date. The price is determined in accordance with provisions of the plan. Voluntary cash payments made by check or other draft must clear prior to the Investment Date. The plan administrator will promptly send an acknowledgment to participants confirming that the plan administrator has received the funds in time for investment on a particular Investment Date. A participant may obtain the return of any voluntary cash payment, if the plan administrator receives the request for return two (2) business days prior to the dividend payment date. We do not pay interest on voluntary cash payments.

In addition to making optional cash payments by check, you may make automatic monthly investments to purchase additional shares.

If you wish to begin making automatic monthly recurring investments, you may visit www.astfinancial.com to authorize automatic monthly cash payment from your bank account. The plan administrator will process your enrollment as promptly as practicable. However, you should allow four to six weeks for the first cash payment to be initiated using this automatic deduction feature. Each automatic monthly recurring debit will entail a transaction fee of $5.00 which will be deducted from the cash payment amount.

Once you begin making automatic monthly cash payments, the plan administrator will draw funds from your designated account quarterly on the 12th of March, June, September and December or the next business day if the 12th is not a business day, and will purchase shares beginning on the next Investment Date. You may change the amount of your automatic monthly cash payments online at www.astfinancial.com. You may discontinue automatic monthly cash payments online at www.astfinancial.com or by notifying the plan administrator in writing.

You may also make a one-time online cash payment from your bank account to purchase shares through www.astfinancial.com. Each one-time online debit to purchase shares will entail a transaction fee of $5.00 which will be deducted from the cash payment amount.

If any check, draft or electronic funds transfer you may tender or order as payment to the plan administrator for optional cash purchases of our common stock is dishonored, refused or returned, you agree that the purchased shares when credited to your account may be sold, on the plan administrator’s order without your consent or approval, to satisfy the amount owing on the purchase. The “amount owing” will include the purchase price paid, any purchase and sale transaction fees, any brokerage commissions and the plan administrator’s returned check or failed electronic payment fee of $35.00. If the sale proceeds of purchased shares are insufficient to satisfy the amount owing, you authorize the plan administrator to sell additional shares then credited to your account as necessary to cover the amount owing, without further consent or authorization from you. The plan administrator may sell shares to cover an amount owing as a result of your order in any manner consistent with applicable securities laws. Any sale for that purpose in a national securities market would be commercially reasonable. You grant the plan administrator a security interest in all shares credited to your account including securities subsequently acquired and held or tendered for deposit, for purposes of securing any amount owing as described in this paragraph.

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27.	May I request that shares held in my plan account be sold?

You may sell some or all of your shares held in your plan account, even if you are not withdrawing from this plan. You may sell your shares either through your broker or through the plan administrator. If you elect to sell through a broker that you have selected, you must first request the plan administrator to move your shares to the Direct Registration System (“DRS”) and then have your broker request the plan administrator to electronically transfer the number of whole shares you want to sell through the DRS Profile System. Alternatively, you may request the plan administrator to send you a certificate representing the number of shares you want to sell. Issuance of a stock certificate may be subject to a transaction fee. The plan administrator will generally move your shares to DRS or issue certificates for your shares approximately three (3) business days after your request is received.

Alternatively, you may send the plan administrator a request to sell some or all of the shares held in your plan account. All such sales are sold by batch order.

A batch order is an accumulation of all sale requests by any security holder for a security submitted together as a collective request. Batch orders are submitted on each trading day, to the extent that there are sale requests. Sale instructions for batch orders received by the plan administrator will be processed no later than five (5) business days after the date on which the order is received (except where deferral is required under applicable federal or state laws or regulations), assuming the applicable market is open for trading and sufficient market liquidity exists. All sales requests received in writing will be submitted as batch order sales. The plan administrator will cause your shares to be sold in the open market within five (5) business days of its receipt of your request. To maximize cost savings for batch order sale requests, the plan administrator will seek to sell shares in round lot transactions (ie, 100 shares). For this purpose the plan administrator may combine each selling plan participant’s shares with those of other selling plan participants. In every case of a batch order sale, the price to each selling plan participant will be the weighted average sale price obtained by the plan administrator’s broker or dealer for each aggregate order placed by the plan administrator and executed by the broker or dealer, less a service fee of $15.00 and a processing fee of $0.12 per share sold.

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All processing fees include any brokerage commissions the plan administrator is required to pay. Fees are deducted from the proceeds derived from the sale. Any fractional share will be rounded up to a whole share for purposes of calculating the per share fee. The plan administrator may, under certain circumstances, require a transaction request to be submitted in writing. Please contact the plan administrator to determine if there are any limitations applicable to your particular sale request. Proceeds are normally paid by check, which are distributed within 24 hours after your sale transaction has settled.

The plan administrator reserves the right to decline to process a sale if it determines, in its sole discretion, that supporting legal documentation is required. Instructions sent to the plan administrator to sell shares are binding and may not be rescinded. In addition, no one will have any authority or power to direct the time or price at which shares for the plan are sold, and no one, other than the plan administrator, will select the broker(s) or dealer(s) through or from whom sales are to be made.

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This prospectus supplement constitutes a part of the Prospectus, and we suggest that you keep this with your permanent investment records since it contains important information about the Plan.

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